Exhibit 21.1

Subsidiaries of Registrant

     The Company or the registrant has seven wholly-owned subsidiaries. Six of which are corporations organized under the laws of The State of New Hampshire: CECo, E&H, Unitil Power, Unitil Realty, Unitil Resources and Unitil Service. The seventh, FG&E, is organized under the laws of The State of Massachuesetts.